Exhibit 4(i)

TABLE OF CONTENTS

CONTRACT SCHEDULE PAGE	Insert

DEFINITIONS
Accumulation Phase	4
Accumulation Unit	4
Annuity Date	4
Beneficiary	4
Business Day	4
Certificate	4
Certificate Anniversary	4
Certificate Date	4
Certificate Year	4
Contract	4
Contract Value	4
Contractholder	4
Fixed Account	5
General Account	5
Home Office	5
Income Phase	5
Internal Revenue Code (IRC)	5
Investment Options	5
NYSE	5
Participant	5
Participant Account	5
Participant Account Value	5
Plan	5
Portfolio	5
Purchase Payments	5
Schedule	5
Separate Account	5
Sub-Account	6
Symetra	6
Variable Account	6

THE ANNUITY CONTRACT
ABOUT THE CONTRACT	7
BENEFICIARY	8

PURCHASE PAYMENTS
MINIMUM PURCHASE PAYMENT	9
CONTRACTHOLDER’S PAYMENTS	9
ALLOCATION OF PURCHASE PAYMENTS	10

INVESTMENT OPTIONS
THE FIXED ACCOUNT	10
Interest Crediting	10
Interest Compounding	11

Guaranteed Minimum Value	11
THE VARIABLE ACCOUNT	12
Substitution of Shares	12
Accumulation Units	12
Net Investment Factor	12
CONTRACT VALUE	13

WITHDRAWALS AND TRANSFERS
WITHDRAWALS	13
TRANSFERS	13
TRANSFER REQUESTS	14
LIMITS ON EXCESSIVE TRANSFERS	14

ANNUITY PAYMENT PROVISIONS
ANNUITY OPTIONS	15
Life Annuity	16
Life Annuity with Guaranteed Period	16
Joint and Survivor Life Annuity	16
Joint and Survivor Life Annuity with Guaranteed Period	16
Automatic Option	17

DEATH BENEFIT PROVISIONS
DEATH OF PARTICIPANT Prior to the Annuity Date	17
Guaranteed Minimum Death Benefit	17
Calculation of Death Benefit	17
Limitation on Death Benefit	18
Payment of Death Benefit	18
DEATH OF PARTICIPANT On or After the Annuity Date	19

CHARGES
ANNUAL ADMINISTRATION MAINTENANCE CHARGE	19
WITHDRAWAL CHARGE	20
TRANSFER CHARGE	20
SURRENDER CHARGE	20
DAILY CHARGES	21
Mortality and Expense Risk Charge	21
Sub-Account Fund Facilitation Fee	21
PREMIUM TAXES	21
INCOME OR OTHER TAXES	21

CODE REQUIREMENTS AND RETIREMENT PLAN PROVISIONS
REQUIRED MINIMUM DISTRIBUTIONS	21
MINIMUM DEATH BENEFIT DISTRIBUTIONS	22
DIRECT ROLLOVERS	22
NONQUALIFIED DEFERRED COMPENSATION PLANS	22
GOVERNMENTAL 457(b) PLAN	22

GENERAL PROVISIONS
ACCOUNT STATEMENTS	23
ASSIGNMENT OF BENEFITS	23
CERTIFICATES	23
COMMUNICATIONS	23
CONTRACT SETTLEMENT	23
ENTIRE CONTRACT	24
ESSENTIAL DATA	24
EVIDENCE OF SURVIVAL	24
EXCLUSIVE BENEFIT	24
FUTURE PURCHASE PAYMENTS AND PARTICIPANTS	24
INCONTESTABILITY	24
MISSTATEMENT OF AGE	25
NON-PARTICIPATION	25
PLAN PROVISIONS	25
SEPARATE ACCOUNT	25
STATE REQUIRED BENEFITS AND JURISDICTION	25
SUSPENSION OF WITHDRAWALS, OR TRANSFERS/DEFERRAL OF PAYMENT	25
TERMINATION OF CONTRACT	26
VOTING RIGHTS	26

TABLES
FIXED ANNUITY PURCHASE RATE TABLE	27
FIXED ACCOUNT VALUE TABLES	29

DEFINITIONS

Accumulation Phase	The period between the date we allocate a Participant’s first Purchase Payment and the Annuity Date.

Accumulation Unit	A unit of measure used to calculate the value in a Sub-Account prior to the Annuity Date.

Annuity Date	The date on which annuity payments start under an annuity option for the benefit of a Participant or the Participant’s Beneficiary. This date must be before the Participant is age [96].

Beneficiary	The person(s) or entity(ies) entitled to receive any Certificate benefits under this Contract upon the Participant’s death.

Business Day	Any day the New York Stock Exchange is open for regular trading.

Certificate	The document evidencing a Participant’s interest in the Contract and describing the benefits available to the Participant.

Certificate Anniversary	The anniversary of the Certificate Date.

Certificate Date	The date the initial Purchase Payment is allocated to the Participant Account.

Certificate Year	The twelve-month period starting on the Certificate Date and each anniversary of that date.

Contract	This group variable annuity contract by and between Symetra and the Contractholder.

Contract Value	The sum of the Variable Account and the Fixed Account under this Contract.

Contractholder	The employer or other entity identified as the Contractholder on the application, entitled to exercise all rights and privileges for this Contract and to whom this Contract is issued.

DEFINITIONS (continued)

Fixed Account	The Investment Option in the Contract that provides for guaranteed interest and is part of Symetra Life’s General Account.

General Account	The General Account consists of all assets of Symetra other than those allocated to a Separate Account.

Home Office	[777 108th Avenue NE, Suite 1200, Bellevue, WA 98004].

Income Phase	The period beginning on the Annuity Date during which the Participant receives annuity payments.

Internal Revenue Code (IRC)	The Internal Revenue Code of 1986, as amended or revised.

Investment Options	Those investments available under this Contract, as shown on the Schedule.

NYSE	The New York Stock Exchange.

Participant	A person for whom an account is established under the Plan as directed by the Contractholder.

Participant Account	The individual account established for a Participant to record the Participant Account Value.

Participant Account Value	The sum of the values of the Sub-Accounts and the Fixed Account allocated to the Participant that have not been applied to provide annuity payments.

Plan	The retirement plan established by the employer and qualified under IRC Section 403(b) or 457 of the IRC for which this Contract is used as a funding vehicle.

Portfolio	The fund in which the corresponding Sub-Account invests.

Purchase Payments	The amounts paid to Symetra for allocation under this Contract, less any premium tax due at the time the payment is made.

Schedule	The Schedule page that forms a part of this Contract.

Separate Account	Symetra Separate Account C, a segregated asset account established under Washington law.

Sub-Account	A division of the Separate Account for which Accumulation Units are separately maintained. Each Sub-Account invests exclusively in a particular Portfolio.

Symetra	Symetra Life Insurance Company.

Variable Account	The account that reflects the Participants’ interest in the Sub-Accounts.

THE ANNUITY CONTRACT

ABOUT THE CONTRACT	This Contract and the Certificates issued under it are issued pursuant to the Plan that qualifies for tax-favored treatment under Section 403(b) or Section 457 of the Code. The Contract is an agreement between Symetra and the Contractholder, where we promise to pay Participants an income in the form of annuity payments, pay cash in the form of withdrawals, or pay a death benefit to Beneficiaries in accordance with the terms of this Contract and subject to the terms of the Plan. When money is invested by a Participant in the Variable Account and/or the Fixed Account, the Certificate is in the Accumulation Phase. When a Participant begins receiving annuity payments, the Certificate is in the Income Phase.

The Contract was purchased with the initial Purchase Payment, and the Contract became effective on the date shown on the Schedule.

The Contractholder is shown on the contract application and cannot be changed unless the Plan under which this Contract is issued is acquired, merged into, or otherwise made a part of another plan, and we agree to such ownership change. To request a change of ownership, the Contractholder shall send us a signed and dated request. Unless otherwise specified, the change in ownership shall take effect on the date the notice of change is signed by the Contractholder, subject to any payments made or actions taken by the insurer prior to receipt of the notice.

The Contract is held pursuant to the Plan, and we establish Participant Accounts at the direction of the Contractholder. A Participant will be required to complete an application with all the information we require to administer the Participant’s interest in the Contract. The Participant cannot be older than the maximum Participant issue age shown on the Schedule. Upon our acceptance of the Participant’s application, we will issue a Certificate reflecting the Participant’s interest in the Contract. The Certificates are not a part of this Contract.

Symetra will issue an annuity or make a cash distribution to a Participant or to any other person who is entitled to such benefits under the Plan subject to all of the following:

• the provisions of this Contract;

• the provisions of the Plan; and

• the written direction of the Contractholder or authorized Plan representative.

Symetra is not obligated to issue an annuity or cash distribution until it receives the Contractholder or authorized Plan representative’s written direction containing all of the following:

• terms and conditions;

• manner and amount; and

• the written certification that such annuity or cash distribution is in accordance with the provisions of the Plan.

Symetra may rely on the written direction of the Contractholder or authorized Plan representative and will not be liable for any failure to question or challenge such direction and certification regarding the issuance of an annuity or payment of a cash distribution. To the extent provided by the Plan, any rights that may be exercised by a Participant under this Contract may instead be exercised by the Contractholder or a Plan representative. The Plan, including certain Plan provisions required by the Employee Retirement Income Security Act of 1974 (ERISA) or other applicable law, may limit the Participant’s rights under this Contract.

BENEFICIARY	The Beneficiary receives any death benefit payable in accordance with the provisions of this Contract. The Participant, if allowed under the Plan, names the Beneficiaries on the Participant application. If no Beneficiary is named, we will pay the Participant’s estate. Changes in Beneficiary designation take effect on the date the designation is signed by the Contractholder, subject to any payments made or actions taken by the insurer prior to receipt of the notice.

The Participant may designate two or more Beneficiaries to receive separate percentage interests in death benefits payable under this Contract. Each such Beneficiary must separately exercise the right that a Beneficiary has under the Contract.

The Plan may require that the Participant’s spouse be designated as Beneficiary.

PURCHASE PAYMENTS

MINIMUM PURCHASE PAYMENT	The minimum Purchase Payment per Participant is as shown on the Schedule and is subject to the Plan’s requirements.

CONTRACTHOLDER’S PAYMENTS	During the Accumulation Phase, the Contractholder may make periodic payments to this Contract on behalf of each Participant. The Contractholder or authorized Plan representative will specify for such payments the amount to be allocated to each Participant.

The amount allocated to each Participant will be considered to be a payment made on the Participant’s behalf. The Contractholder or Participant may change the amount and frequency of Purchase Payments. If Purchase Payments stop, all benefits under the Contract continue until the entire Contract Value is completely withdrawn. We will not accept any Purchase Payments on behalf of a deceased Participant. The Plan may limit the Participant’s rights to make Purchase Payments and limit the maximum allowable for any calendar year.

Purchase payments must be in lawful currency of the United States and submitted to [our Home Office at 777 108th Avenue NE Suite 1200, Bellevue, WA 98004-5135 or P.O. Box 3882, Seattle, WA 98124-3882], or in a manner agreed to by Symetra.

If the amount to be allocated to each Participant cannot currently be determined, we will return the payments to the Contractholder or authorized representative.

We reserve the right to reject any application by a Contractholder or Participant who is ineligible for this Contract, any incomplete application, or any Purchase Payment that

•         does not meet the minimum payment amount shown on the Schedule; or

•         is allocable to the Fixed Account and that we are not able to invest such that we can  credit at least the minimum guaranteed interest rate; or

•         exceeds $1 million; or

•         is received without the necessary information to process the payment; or

•         is made for market timing purposes; or

•         is otherwise contrary to law for Symetra to accept.

All Purchase Payments are subject to acceptance and approval by Symetra. If we do not accept a Purchase Payment, we will return it within five business days. If we change the availability of allocations to the Fixed Account, we will provide the Contractholder and Participants with notice at least 31 days prior to the date regarding the change in the availability.

ALLOCATION OF PURCHASE PAYMENTS	The initial Purchase Payment for each Participant will be allocated according to the instructions on the Participant’s application under this Contract. Unless we are told otherwise, subsequent Purchase Payments will be allocated in the same proportion as the most recent Purchase Payments (unless it is a Purchase Payment the Participant directs us to allocate on a one-time-only basis).

Once we receive the Purchase Payment, the allocation to the Sub-Accounts is effective and valued as of the next close of the NYSE and the allocation to the Fixed Account is valued as of the day we receive the Purchase Payment on a day we are open for business. All subsequent Purchase Payments and transfers are valued in the same manner.

The Contractholder has the right to examine and cancel the Contract by the law of the state where the Contract is delivered. If the Contractholder cancels the Contract by sending us a written request during this period, the Contract will become void and Participant Accounts established during this period will be void.

When we are required to guarantee a return of Purchase Payments during the “Right to Examine” period by the law of the state where the Contract is delivered, we reserve the right to initially apply amounts to the [Fidelity VIP Money Market] Sub-Account as shown on the cover page of this Contract. These amounts will then be allocated in the manner selected by the Participant, unless the Contract or Certificate is canceled.

INVESTMENT OPTIONS

THE FIXED ACCOUNT	All Purchase Payments and transfers to the Fixed Account will become part of the General Account to be so used and invested and will not be segregated from Symetra’s other assets.

Interest Crediting	Symetra establishes the annual effective interest rates that apply to Purchase Payments and transfers. In no event will the annual effective interest rate credited to monies deposited in the Fixed Account be less than the minimum guaranteed interest rate as shown on the Schedule.

Each Purchase Payment and transfer will be credited with the annual effective interest rate established for the date that Symetra receives the Purchase Payment or transfer. The rate is guaranteed for at least 12 months from the date we receive the Purchase Payment or transfer.

We can adjust the annual effective interest rate after the completion of that initial period. The adjusted rate will apply to that Purchase Payment or transfer and its credited interest for at least 12 months, when the rate can again be adjusted. From then on, we cannot adjust the annual effective interest rate more often than every 12 months.

Different annual effective interest rates may apply to each of the Purchase Payments or transfers depending on the annual effective interest rate established for the date Symetra received the Purchase Payment or transfer and any subsequent rate adjustments.

For the purpose of crediting interest, when a withdrawal is made from the Fixed Account, the Purchase Payment or transfer last made, and the interest credited to it, are withdrawn first.

If Purchase Payments cease being allocated to the Fixed Account, Symetra will continue to credit the balance of the Fixed Account with the applicable annual interest rate(s).

Interest	Symetra credits interest daily on each Purchase Payment

Compounding	and transfer allocated to the Fixed Account from the date we receive funds up to, but not including, the date funds are withdrawn from the Fixed Account. Annual effective interest rates show the effect of daily compounding of interest over a 12-month period.

Guaranteed	Upon total annuitization, total withdrawal from the Fixed

Minimum Value	Account, or Participant death, the minimum value that will be applied towards regular payments or paid to the Participant or Beneficiary will not be less than 90% of the Purchase Payments and transfers allocated to the Fixed Account accumulated at an annual effective interest rate of 3% each year, less prior withdrawals and transfers from the Fixed Account accumulated at an annual effective interest rate of 3% each year. If necessary to meet this minimum, charges will be waived.

THE VARIABLE ACCOUNT	Purchase Payments and transfers may be allocated to the Sub-Accounts shown on the Schedule. We reserve the right to add, combine, restrict, or remove any Sub-Account as an Investment Option of this Contract. The investment performance of a Sub-Account may be positive or negative.

Substitution of Shares	If any shares of the Sub-Accounts are no longer available, or if in our view no longer meet the purpose of the Contract, it may be necessary to substitute shares of another Sub-Account. We will seek prior approval of the Securities and Exchange Commission (SEC) to the extent required by law and give notice before doing this.

Accumulation Units	When Purchase Payments or transfers are made into a Sub-Account, we credit the Contract with Accumulation Units. Similarly, when a withdrawal or transfer of money from a Sub-Account is made, Accumulation Units are liquidated. In either case, the increase or decrease in the number of Accumulation Units is determined by taking the dollar amount of the Purchase Payment, transfer, or withdrawal and dividing it by the value of an Accumulation Unit.

We calculate the value of an Accumulation Unit for each Sub-Account after the NYSE closes each day. To determine the current Accumulation Unit value, we take the prior day’s Accumulation Unit value and multiply it by the net investment factor for the current day.

Net Investment Factor	The net investment factor is used to measure the daily change in the Accumulation Unit value for each Sub-Account. The net investment factor equals:

• The net asset value per share of the applicable Portfolio at the end of the current day plus the per share amount of any dividend or income distributions made by the Portfolio that day; divided by

• The net asset value per share of a Portfolio at the end of the prior day plus the per share amount of any dividend or income distributions made by the Sub-Account that day; minus

• The daily charges, expressed as a percentage of the total net assets of the Sub-Account.

The Accumulation Unit value will usually go up or down from Business Day to Business Day.

CONTRACT VALUE	The Contract Value is the sum of the Variable Account and the Fixed Account attributable to the Contract. We calculate this by:

•        Adding all Purchase Payments invested under the Contract;

•        Subtracting charges;

•        Subtracting the withdrawals that have been made;

•        Adjusting for each Sub-Account’s gain or loss;

•        Adding the interest we credit while any of the Contract Value is in the Fixed Account;

•        Subtracting the amounts withdrawn for an annuity option;

•        And subtracting the amounts withdrawn to pay death benefits.

WITHDRAWALS AND TRANSFERS

WITHDRAWALS	Subject to the provisions of the Plan which may restrict the time when a Participant may elect to receive payments under the Contract, a Participant may withdraw part or all of the Participant Account Value. The minimum amount that can be withdrawn for a Participant is shown on the Schedule. If we have not received a Purchase Payment to the Participant Account in the last twelve months, and, after a withdrawal, the remaining Participant Account Value would be less than the amount shown on the Schedule, the entire Participant Account Value must be withdrawn and the Certificate will terminate.

To take withdrawals we must be sent a written request to our Home Office. Unless we are told otherwise, partial withdrawals will be made pro rata from each Investment Option. Once we receive the request, withdrawals from the Sub-Accounts will be effective as of the next close of the NYSE. A withdrawal may have a surrender charge, a withdrawal charge, and, if the entire Participant Account Value is being withdrawn, an annual administration maintenance charge. The Plan may require the consent of the Participant’s spouse before the Participant may withdraw money under this Contract.

The Participant may request repetitive withdrawals of a predetermined amount on a monthly, quarterly, or annual basis by completing the appropriate form.

TRANSFERS	During the Accumulation Phase, transfers among the Sub-Accounts and the Fixed Account may be made by Participants. The minimum amounts that can be transferred are shown on the Schedule. In each Certificate Year, a specified number of transfers is free of charge. Each additional transfer in a Certificate Year may have a transfer charge. The number of free transfers and the transfer charge are shown on the Schedule. If any transfer reduces the remaining balance in a Participant’s Sub-Account or Fixed Account to less than the amount shown on the Schedule, the entire balance of that Sub-Account or Fixed Account will be transferred.

Transfers out of the Fixed Account are limited to the maximum percentage of the Fixed Account shown on the Schedule page per Certificate Year. After a transfer from the Fixed Account, the Participant may not make a transfer back to the Fixed Account for the time period shown on the Schedule unless such transfer is part of a Symetra- approved Investment Option rebalancing program.

Also, we reserve the right to modify, suspend, or terminate transfer privileges at any time. In addition, if we receive a transfer request that is to be allocated to the Fixed Account and we are not able to invest the money such that we can credit at least the minimum guaranteed interest rate, we reserve the right to reject the portion of the transfer request that was to be allocated to the Fixed Account. We will provide the Contractholder and Participant with notice at least 31 days prior to the date regarding changes in the availability of the Fixed Account.

TRANSFER REQUESTS	Symetra will accept transfer requests by signed written request or at our discretion, by telephone, or if available, electronically by the Internet. Each transfer must identify:

• the Certificate;

• the amount of the transfer; and

• which Investment Options are affected.

Symetra will not be liable for any failure to question or challenge such request for transfer as long as there is a valid signed authorization on record at Symetra.

LIMITS ON EXCESSIVE TRANSFERS	We may restrict or eliminate the right to make transfers to Sub-Accounts if such rights are executed by the Contractholder or a Participant, a market timing firm, or other third party authorized to initiate transfers. For example, we reserve the right to reject any transfer request if, in our judgment, the transfer is part of a pattern of transfers that may disadvantage other contract owners or would cause a Portfolio to be unable to invest effectively in accordance with its investment objectives and policies or would otherwise be potentially adversely affected. In addition, if we or any affected Portfolio believes any Participant is engaging in activity as described above or similar market timing activity that may hurt the rights or interests of other contract owners or Participants, we have the right to restrict the number of transfers the Participant makes or the manner in which the Participant requests transfers.

We will monitor transfer activity occurring among the Sub-Accounts and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all contract owners. These modifications may include curtailing or eliminating, without notice, certain methods of requesting transfers, such as the use of the telephone or the Internet. Portfolios offered in this Contract may have their own market timing policies and procedures and impose redemption fees for short-term investments in the Portfolios. We have the right to deduct those redemption fees from the Participant Account Value.

ANNUITY PAYMENT PROVISIONS

ANNUITY OPTIONS	The Income Phase will start no later than the maximum annuitization age shown on the Schedule, or an earlier date if required by law. During the Income Phase, the Participant receives monthly, quarterly, semi-annual or annual annuity payments beginning on the Annuity Date.

To start the Income Phase, we must be notified in writing at least 30 days prior to the date that annuity payments are to begin. Annuity payments will be made under an annuity option described in this Contract or another annuity option that the Participant wants, the Contractholder authorizes, and that we agree to provide. If the amount applied to an annuity option is less than $2,000, we may make payment in a lump sum where permitted by state law. We reserve the right to change the payment frequency if payment amounts would be less than $250. Switching to the Income Phase is irrevocable. Once annuity payments begin, the Participant cannot switch back to the Accumulation Phase. The Participant cannot add Purchase Payments, change or add an annuitant, or change the annuity option. When the Participant starts the Income Phase, the guaranteed minimum death benefit and the guaranteed minimum value will no longer be applicable.

Participants may choose to annuitize a portion of their Participant Account Value. In this situation, the Participant Account Value will be divided into two parts. The non-annuitized portion would remain in the Accumulation Phase, while the annuitized portion would be moved to the

Income Phase. At this point, the guaranteed minimum death benefit would be proportionately reduced by the amount of the Participant Account Value withdrawn and applied to purchase the annuity payments.

This Contract offers only fixed annuity options. Annuity payments will be determined by applying the portion of the Participant Account Value to be annuitized to the Fixed Annuity Purchase Rate Table of this Contract, or the current rates at that time if more favorable to the Participant. If premium taxes are required by state law, these taxes will be deducted before the annuity payments are calculated. All annuity options require the naming of an annuitant. The Participant is the annuitant who is the natural person(s) on whose life/lives annuity payments are based. Subject to the terms of the Plan, the Participant may also name a joint annuitant upon whose life annuity payments will be based.

The Plan may require the consent of the Participant’s spouse before the Participant elects annuity payments and may require that any distribution be in the form of a joint and survivor annuity for the Participant and the Participant’s spouse.

Life Annuity	The Participant receives annuity payments as long as the Participant is living. Annuity payments stop when the Participant dies.

Life Annuity with	The Participant receives annuity payments as long as the

Guaranteed Period	Participant is living. If the Participant dies before all guaranteed payments have been made, we will continue payments for the remainder of the guaranteed period. Annuity payments stop the later of the date the Participant dies or the date the last guaranteed payment is made. The guaranteed period must be for a period of five or more years as selected by the Participant and agreed to by us.

Joint and Survivor	The Participant receives annuity payments as long as the

Life Annuity	Participant is living. After the Participant dies, we will continue to pay a specified percentage of each annuity payment to the joint annuitant as long as the joint annuitant is living. The joint annuitant and payment percentage must be specified at the time this option is elected. Annuity payments stop the later of the date the Participant dies or the date the joint annuitant dies.

Joint and Survivor Life Annuity with Guaranteed Period	The Participant receives annuity payments as long as the Participant is living. The full annuity payment will be paid until the end of the guarantee period. If the Participant is alive when the guaranteed period ends, the full annuity payment will continue to be paid. If the Participant dies and the joint annuitant is alive and the guaranteed period has ended, a percentage of the annuity payment amount will continue to be paid as long as the joint annuitant is alive. If the Participant dies and the joint annuitant is living, payments will be made to the joint annuitant. The joint annuitant and payment percentage must be specified at the time this option is elected and cannot be changed once the Income Phase begins. The guaranteed period must be for a period of five or more years as selected by the Participant and agreed to by us.

Automatic Option	If the Participant does not choose an annuity option at least 30 days before the latest Annuity Date allowed under this Contract, we will make fixed annuity payments under the Life Annuity with Guaranteed Period annuity option. The guaranteed period will be equal to 10 years.

DEATH BENEFIT PROVISIONS

DEATH OF PARTICIPANT Prior to the Annuity Date	If the Participant dies prior to the Annuity Date, we will pay a death benefit to the:

• surviving primary Beneficiary(ies); or if none, then

• surviving contingent Beneficiary(ies); or if none, then

• the estate of the Participant.

Guaranteed Minimum Death Benefit	For each Participant, the guaranteed minimum death benefit is initially equal to the first Purchase Payment received for a Participant. It is increased by additional Purchase Payments and proportionately reduced for withdrawals and applicable charges. After each withdrawal or applicable charge, the guaranteed minimum death benefit will be recalculated by multiplying the prior guaranteed minimum death benefit by the ratio of the Participant Account Value after the withdrawal or applicable charge to the Participant Account Value before the withdrawal or applicable charge.

Calculation of Death Benefit	If the Participant is under age 75 at the time of death, the death benefit on the calculation date is the sum of: (1) the Participant Account Value; plus (2) any excess of the guaranteed minimum death benefit over the Participant Account Value. If the Participant is age 75 or older at the time of death, the death benefit is the Participant Account Value.

When determining (1) and (2) above, the calculations are based on the earlier of:

• the date we receive proof of death and the first election of how to take the death benefit payment; or

• six months from the date of death.

If we receive due proof of death and the first death benefit payment election within 6 months of the date of death: If the guaranteed minimum death benefit exceeds the Participant Account Value, we will add the difference to the Participant Account Value on the date we receive the required information so that the Participant Account Value will equal the guaranteed minimum death benefit. This additional amount will be allocated to the Investment Options in the same proportion that Purchase Payments were last allocated. Thereafter, the Participant Account Value will be subject to investment performance and applicable charges until the date the death benefit is paid.

If we receive due proof of death and the first death benefit payment election more than 6 months after the date of death: If the guaranteed minimum death benefit exceeds the Participant Account Value on the 6-month anniversary of the date of death, we will add the required amount and credit the addition with interest at the currently offered [money market] Sub-Account rate from the 6-month anniversary until the date we receive the required information. At that time we will allocate this additional amount, with the credited interest, to the Investment Options in the same proportion that Purchase Payments were last allocated. Thereafter, the Participant Account Value will be subject to investment performance and applicable Contract charges until the date payment is made.

Limitation on Death Benefit	At most, one guaranteed minimum death benefit will be paid for any Participant eligible for benefits under the Contract. In addition, the maximum amount that we will add to a Participant Account Value is limited to $1 million. This limitation applies to any amount added to the Participant Account Value so that the Participant Account Value equals the guaranteed minimum death benefit. All annuity contracts and certificates subsequently purchased by a Participant from Symetra will be aggregated for this $1 million limit if the Participant’s death triggers a payment.

Payment of Death Benefit	To pay the death benefit, we need proof of death acceptable to us, such as a certified copy of a death certificate, plus written direction regarding how to pay the death benefit payment.

Upon receiving due proof of death we will credit interest at the rate required by law.

Unless the terms of the Plan or other requirements apply, the death benefit will be paid as:

• a lump sum payment or series of withdrawals that are completed within five years from the date of death; or

•         annuity payments made over the Beneficiary’s life or life expectancy. To receive  annuity payments, the Beneficiary must make this election within 60 days from our  receipt of proof of death. Annuity payments must begin within one year from the date of  death. Once annuity payments begin, they cannot be changed.

If a person entitled to receive a death benefit dies before the death benefit is distributed but after the Participant’s death, we will pay the death benefit to that person’s named beneficiary or, if none, to that person’s estate.

DEATH OF PARTICIPANT On or After the Annuity Date	If the Participant dies after the Annuity Date, any amounts paid will depend on the annuity option then in effect. We will continue to make annuity payments, if any, in accordance with the annuity option chosen.

When the last annuitant dies, we will pay any remaining guaranteed payments as follows:

• to the primary Beneficiary, if living, otherwise to;

• the contingent Beneficiary, if living, otherwise to;

• the annuitant’s estate.

CHARGES

Symetra deducts the following charges and fees:

ANNUAL ADMINISTRATION MAINTENANCE CHARGE	The annual administration maintenance charge, shown on the Schedule, will be deducted on the last day of each Certificate Year and in the event of a full withdrawal of the Participant’s Account. The annual administration maintenance charge is deducted per Participant per Certificate Year, or any portion thereof.

The charge is deducted from the Sub-Account with the highest balance. If there is not enough money in the Sub-Accounts to cover the charge, we will deduct the full or remaining charge from the portion of the Participant Account Value allocated to the Fixed Account.

We will not deduct this charge if the Participant Account Value is at least equal to the amount shown on the Schedule when the deduction is to be made. We do not deduct this charge for amounts applied to purchase an annuity option or to pay death benefits.

WITHDRAWAL CHARGE	The withdrawal charge, as shown on the Schedule, is deducted for each withdrawal after the first withdrawal in a Certificate Year. This charge will be deducted from the remaining Participant Account Value, unless the Participant tells us otherwise.

We will not deduct this charge for:

• annuity payments

• repetitive withdrawals

• withdrawals using electronic funds transfer

• withdrawals of the entire Participant Account Value

TRANSFER CHARGE	The transfer charge is deducted from the Investment Option for each transfer in excess of the number of free transfers allowed in a Certificate Year. The transfer charge and the number of free transfers are shown on the Schedule. The charge will be deducted from the amount being transferred.

Scheduled transfers authorized by us as part of an investment strategy, such as dollar cost averaging, appreciation sweep, Investment Option rebalancing, or Symetra approved asset allocation programs do not count against a Participant’s allowed number of free transfers.

SURRENDER CHARGE	The surrender charge, as shown on the Schedule, is deducted from the total withdrawal amount prior to us making payment to the Participant. This charge is a percentage of the amount withdrawn. Unless we are told otherwise, we will deduct the surrender charge on a partial withdrawal in the same manner.

A Participant may withdraw 10% of the Participant Account Value each Certificate Year without a surrender charge. The determination of whether more than 10% of the Participant Account Value has been withdrawn is made at the time of withdrawal. If the Participant takes more than one withdrawal in a Certificate Year, the previous withdrawals in the Certificate Year are added to the current Participant Account Value to determine whether more than 10% of the Participant Account Value has been withdrawn in that Certificate Year.

DAILY CHARGES	Each day we make deductions for our charges. We do this as part of our calculation of the value of the Accumulation Units. The daily charges are as follows:

Mortality and Expense Risk Charge	The mortality and expense risk charge is equal, on an annual basis, to a percentage of the average daily net daily net assets of each Sub-Account. The percentage is shown on the Schedule.

[Sub-Account Fund Facilitation Fee	The Sub-Account fund facilitation fee is equal, on an annual basis, to a percentage of the average daily net assets invested in the [Vanguard] and [Calvert] Sub-Account(s). The percentage is shown on the Schedule.]

PREMIUM TAXES	In states where they are applicable, we reserve the right to make a deduction from the Participant Account Value for the payment of premium taxes assessed in connection with each Participant Account Value as shown on the Schedule.

INCOME OR OTHER TAXES	Currently we do not pay income or other taxes on earnings attributable to the Contract. However, if we ever incur such taxes, we reserve the right to deduct them from the Participant Account Values.

CODE REQUIREMENTS AND RETIREMENT PLAN PROVISIONS

This Contract may be subject to further restrictions as provided below or as provided in any Endorsement attached hereto and made a part of this Contract depending on the type of retirement plan for which this Contract is used for a funding vehicle.

REQUIRED MINIMUM DISTRIBUTIONS	The Participant’s benefits under the Contract must satisfy minimum distribution rules of the applicable section of the IRC and regulations thereunder. The Code sections which apply are: (i) Section 401(a)(9) for contracts issued for a Plan intended to meet Sections 403(a); (ii) Section 403(b)(10) for Section 403(b) contracts, and (iii) Section 457(d) for deferred compensation plans under Section 457. These minimum distribution rules generally require that benefits begin after the Participant is 70 1/2 years old and that the minimum amount is paid each year. Payments may be made in the form of annual withdrawals or under an annuity option. Minimum withdrawals are set each year based on the Participant Account Value and the life expectancy of the Participant and the Participant’s Beneficiary. If the Participant’s Beneficiary is not the Participant’s spouse, the annual withdrawal must meet the minimum incidental benefit requirements. If the Participant elects payments under any annuity option, the guaranteed or expected period of the annuity payments may not exceed the Participant’s life expectancy and that of the Participant’s Beneficiary at the Annuity Date, or a shorter period if the Participant’s Beneficiary is not the Participant’s spouse.

MINIMUM DEATH BENEFIT DISTRIBUTIONS	The death benefit, if any, payable to the Participant’s Beneficiary must also satisfy the rules of Section 403(b)(10) or Section 457(d), whichever may be applicable, and the regulations thereunder. The Beneficiary may satisfy these rules by receiving a lump sum, annual withdrawals, or payments under an annuity option in accordance with these rules. If the Participant dies before withdrawals have started, the Participant Account Value must be distributed (1) by the December 31st of the year which contains the fifth anniversary of the Participant’s death, or over a designated Beneficiary’s life expectancy. A surviving spouse may wait to begin payments until the year the Participant would have reach age 70 1/2. If the Participant dies after payments under an annuity option have begun, the death benefit will be paid at least as rapidly as under the annuity option the Participant selected.

DIRECT ROLLOVERS	A Participant may be able to receive a benefit under this Contract as an “eligible rollover distribution” as defined in the IRC, the Participant has the right to elect to have the eligible rollover distribution paid directly to an eligible retirement plan. Except for eligible rollover distributions, we reserve the right to make payments only to the Participant or the Participant’s Beneficiary.

NONQUALIFIED DEFERRED COMPENSATION PLAN	If the Contract is issued for a nonqualified deferred compensation plan, the Contractholder possesses all rights under the Contract. The Contractholder may direct that all payments from the Contract be made to the Contractholder, or the Contractholder may direct that payments be made directly to Participants and Beneficiaries. Participants and Beneficiaries have no rights under this Contract. The Contractholder may authorize Participants and Beneficiaries to make certain elections under this Contract or may revoke that authorization at any time.

GOVERNMENTAL 457(b) PLAN	Notwithstanding the foregoing, if this Contract is issued for an employer that is a governmental entity and the Plan is an eligible Plan under IRC section 457(b), the Contract’s assets and income shall be held for the exclusive benefit of the Participant and the Participant’s Beneficiaries.

GENERAL PROVISIONS

ACCOUNT STATEMENTS	At least once each calendar year we will furnish the Participant with a statement showing the Participant Account Value and we will furnish the Contractholder a statement showing the Contract Value.

ASSIGNMENT OF BENEFITS	This Contract and the Certificates issued thereunder may not be sold, transferred, assigned, discounted, or pledged as collateral for a loan (other than a loan taken against Participant Account Value which is authorized by the Plan and subject to IRC requirements) or as security for the performance of an obligation or for any other purpose. The benefits, values, and rights under this Contract and the Certificates thereunder are not transferable or subject to any creditor claims to the fullest extent permitted by law except under a domestic relations order properly issued by a court of competent jurisdiction and that complies with ERISA, if applicable.

CERTIFICATES	Symetra will issue a Certificate for each Participant for whom an account is established under this Contract. Each Certificate will include the relevant provisions of this Contract and the benefits to which the Participant is entitled. A Participant will have rights under this Contract only to the extent that Purchase Payments on the Participant’s behalf are received by Symetra. The provisions of the Plan may limit the Participant’s rights under this Contract.

COMMUNICATIONS	All written communications to the Contractholder or to a Participant will be addressed to the last known address of the Contractholder or the Participant, respectively, on file with Symetra. All written communications to Symetra must be addressed to Symetra at its [Home Office at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004-5135; P.O. Box 3882, Seattle, Washington 98124-3882]. Unless specifically provided otherwise, any notice of change, election, choice, option, or other exercise of right given under the Contract must be in writing on a form provided by us or in a manner acceptable to us.

CONTRACT SETTLEMENT	Unless otherwise designated in writing by Symetra, all sums payable under this Contract are payable at Symetra’s Home Office.

ENTIRE CONTRACT	The entire Contract between Symetra and the Contractholder consists of this Contract, the Schedule, all endorsements, and the Contract application, a copy of which is attached to the Contract. Only an authorized officer of Symetra may change this Contract and Certificates issued thereunder. Any change must be in writing. Symetra has the unilateral right to amend the Contract to conform to any applicable state or federal law. In addition, upon at least 30 days’ written notice to the Contractholder, we may make other changes to this Contract that will apply only to individuals who become Participants after the effective date of such change. All changes we make will be subject to any applicable regulatory requirements.

ESSENTIAL DATA	The Contractholder and each person entitled to receive benefits under this Contract must provide us with any information we need to administer the Contracts, including Certificates issued thereunder. We are entitled to rely exclusively on the completeness and accuracy of data furnished to us, and we will not be liable with respect to any omission or inaccuracy.

EVIDENCE OF SURVIVAL	When benefits under this Contract depend upon any person being alive on a given date, Symetra may require satisfactory proof that the person is living prior to paying the benefits.

EXCLUSIVE BENEFIT	The assets and income of the Contract and associated Certificates are held for the exclusive benefit of the Participant and the Participant’s Beneficiaries. Except as may be provided in the Plan, the Participant’s rights under this contract are fully vested and nonforfeitable.

FUTURE PURCHASE PAYMENTS AND PARTICIPANTS	We may prohibit additional Purchase Payments under this Contract for existing Participants or prohibit new Participants under this Contract upon written notice to the Contractholder.

INCONTESTABILITY	This Contract and any rider(s) or endorsement(s) presently attached to this Contract are incontestable as to the material facts of the application for the Contract and to the representations of the Contractholder after such Contract has been in force during the lifetime of the Contractholder for two years from its date of issue. If any rider or endorsement is subsequently attached to this Contract and provides supplemental benefits that the Contractholder applied for after the Contract was issued, such rider or endorsement is incontestable as to the material facts of the application for the supplemental benefit and to the representations of the Contractholder after such rider or endorsement has been in force during the lifetime of the Contractholder for two years from its date of issue.

MISSTATEMENT OF AGE	We may require satisfactory proof of correct age at any time. If annuity payments are based on life or life expectancy and the age of any annuitant has been misstated, annuity payments will be based on the corrected information. Underpayments will be made up in a lump sum with the next scheduled payment. Overpayments will be deducted from future payments until the total is repaid. We will not credit interest on underpayments or charge interest on overpayments.

If the age of any Participant has been misstated, the amount of any death benefit payable will be determined based on the correct age of the Participant.

NON-PARTICIPATION	This Contract and associated Certificates are non-participating, which means they will not share in any distribution of profits, losses, or surplus of Symetra.

PLAN PROVISIONS	Symetra is not a party to, nor bound by, any trust or Plan. However, the terms of this Contract are subject to the provisions of any Plan under which this Contract is issued.

SEPARATE ACCOUNT	The Separate Account holds the assets that underlie the Contract Value invested in the Sub-Accounts, including Participant Account Values. The assets in the Separate Account are the property of Symetra. However, assets in the Separate Account that are attributable to contracts are not chargeable with liabilities arising out of any other business we may conduct. Income, gains and losses (realized and unrealized), resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Symetra.

STATE REQUIRED BENEFITS AND JURISDICTION	The benefits of this Contract will not be less than the minimum benefits required by any statute of any state in which this Contract is delivered. In the event of a dispute, the laws of the jurisdiction in which the Contract is delivered will apply.

SUSPENSION OF WITHDRAWALS OR TRANSFERS/DEFERRAL OF PAYMENT	We may be required to suspend or postpone payment of withdrawals or transfers from the Sub-Accounts for any period of time when • the NYSE is closed (other than customary weekend holiday closings);

• trading on the NYSE is restricted;

• an SEC-declared emergency exists such that disposal of or determination of the value of the Sub-Account shares is not reasonably practicable; or

• the SEC, by order, so permits for your protection.

In addition, we retain the right to defer payment of withdrawals, surrenders, loans, or transfers from the Fixed Account for a period of 6 months after receiving the request. Prior to exercising our right to defer payment, we will seek written approval of the appropriate state regulatory authorities if required by law to do so. The interest rates credited to the Fixed Account during this period will not be less than the rate required under state law.

TERMINATION OF CONTRACT	All benefit provisions under this Contract continue in force until the Contract Value is completely withdrawn.

This Contract will terminate and cease to be of any further force or effect at the close of the first day upon which Symetra has completed all of the duties and obligations that have arisen under this Contract.

The Contractholder must provide Symetra with written notice of its intent to terminate the Contract not less than 30 days prior to the request to terminate.

VOTING RIGHTS	Symetra is the legal owner of the Portfolios’ shares. However, when a Portfolio solicits proxies in connection with a shareholder vote, we are required to ask for instructions as to how to vote those shares. The Participant, or the Beneficiary of a deceased Participant’s account, will have the right to give voting instructions and we will vote in accordance with the instructions we receive from the Participant. We vote Portfolio shares for which no timely instructions are received in proportion to the voting instructions that are received with respect to that Portfolio. For this reason, a small number of voting instructions may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

There are no voting rights with respect to values in the Fixed Account.

FIXED ANNUITY PURCHASE RATE TABLE

The rates in the Fixed Annuity Purchase Rate Table are based upon the Annuity 2000 Mortality Table blended 20% Male and 80% Female projected 20 years. The effective interest rate assumed in the Fixed Annuity Purchase Rate Table is 2.00%.

The annuity purchase rates set out in the following Fixed Annuity Purchase Rate Table are guaranteed by Symetra.

FIXED ANNUITY PURCHASE RATE TABLE

Consideration Required to Purchase $1 of Monthly Annuity*

100% Joint & Survivor**

Age of Annuitant	Life Annuity	Life Annuity 5 Years Certain	Life Annuity 10 Years Certain	Life Annuity	5 Years Certain & Life	10 Years Certain & Life
55	$306.55	$306.86	$307.85	$344.87	$344.87	$344.89
56	300.44	300.77	301.85	339.23	339.23	339.25
57	294.23	294.60	295.78	333.48	333.48	333.51
58	287.95	288.34	289.63	327.62	327.62	327.66
59	281.50	282.00	283.42	321.65	321.65	321.69
60	275.10	275.57	277.13	315.56	315.57	315.62
61	268.55	269.07	270.78	309.36	309.37	309.43
62	261.92	262.48	264.36	303.05	303.06	303.14
63	255.20	255.83	257.90	296.64	296.64	296.73
64	248.42	249.11	251.40	290.11	290.12	290.23
65	241.57	242.33	244.86	283.47	283.49	283.62
66	234.66	235.50	238.30	276.73	276.75	276.91
67	227.69	228.62	231.74	269.89	269.91	270.11
68	220.68	221.69	225.17	262.95	262.98	263.23
69	213.61	214.74	218.63	255.92	255.95	256.26
70	206.51	207.77	212.12	248.80	248.84	249.23
71	199.38	200.78	205.65	241.59	241.64	242.13
72	192.23	193.81	199.26	234.31	234.37	234.99
73	185.08	186.86	192.95	226.97	227.04	227.81
74	177.96	179.96	186.76	219.57	219.67	220.62
75	170.88	173.13	180.71	212.14	212.27	213.45
76	163.85	166.38	174.81	204.70	204.85	206.31
77	156.91	159.74	169.08	197.24	197.44	199.23
78	150.05	153.21	163.56	189.79	190.04	192.23
79	143.27	146.80	158.24	182.36	182.66	185.34
80	136.59	140.53	153.16	174.95	175.33	178.58
81	130.02	134.41	148.35	167.58	168.05	172.01
82	123.57	128.46	143.81	160.28	160.86	165.65
83	117.26	122.70	139.57	153.05	153.77	159.54
84	111.10	117.15	135.64	145.92	146.80	153.72
85	105.11	111.83	132.01	138.90	139.99	148.21
86	99.29	106.76	128.68	132.02	133.37	143.02
87	93.67	101.96	125.63	125.30	126.95	138.16
88	88.24	97.44	122.85	118.74	120.77	133.63
89	83.09	93.24	120.33	112.42	114.87	129.45
90	78.20	89.33	118.10	106.32	109.25	125.66
91	73.58	85.68	116.15	100.47	103.90	122.28
92	69.23	82.27	114.48	94.84	98.80	119.33
93	65.11	79.06	113.10	89.41	93.91	116.84
94	61.12	75.99	111.99	84.10	89.19	114.78
95	57.22	73.10	111.10	78.87	84.67	113.12

*	The consideration shown refers to the net value used to purchase an annuity, after premium taxes or other applicable charges are deducted. For example, it would cost $241,570 for a Participant age 65 to receive a Fixed Life Annuity which provides a monthly income of $1,000.

**	Participant and joint annuitant are assumed to be the same age.

Age is to be taken for the exact number of years and completed months. Values for fractional ages are obtained by simple interpolation.

Consideration for ages or combination of lives not shown will be furnished by Symetra upon request.

FIXED ACCOUNT VALUE TABLES

These tables demonstrate Fixed Account guaranteed annuitization values, guaranteed death benefits, guaranteed surrender values, and effective rates of return upon full surrender. Values are based on gross Purchase Payments allocated to the Fixed Account, minimum guaranteed interest rates, and the guaranteed minimum value taking standard non-forfeiture law into account.

Single Sum Purchase Payment

End of Year	Purchase Payment	Guaranteed Annuitization Value or Death Benefit	Guaranteed Surrender Value	Effective Rate of Return
1	$2,000.00	$2,000.00	$1,854.00	-7.3000%
2	$0.00	$2,000.00	$1,909.62	-2.2856%
3	$0.00	$2,000.00	$1,966.91	-0.5546%
4	$0.00	$2,025.92	$2,025.92	0.3224%
5	$0.00	$2,086.69	$2,086.69	0.8523%
6	$0.00	$2,149.29	$2,149.29	1.2071%
7	$0.00	$2,213.77	$2,213.77	1.4613%
8	$0.00	$2,280.19	$2,280.19	1.6524%
9	$0.00	$2,348.59	$2,348.59	1.8012%
10	$0.00	$2,419.05	$2,419.05	1.9205%
11	$0.00	$2,491.62	$2,491.62	2.0182%
12	$0.00	$2,566.37	$2,566.37	2.0996%
13	$0.00	$2,643.36	$2,643.36	2.1686%
14	$0.00	$2,722.66	$2,722.66	2.2278%
15	$0.00	$2,804.34	$2,804.34	2.2791%
16	$0.00	$2,888.47	$2,888.47	2.3240%
17	$0.00	$2,975.13	$2,975.13	2.3636%
18	$0.00	$3,064.38	$3,064.38	2.3989%
19	$0.00	$3,156.31	$3,156.31	2.4304%
20	$0.00	$3,251.00	$3,251.00	2.4588%

Annual Purchase Payments

End of Year	Purchase Payments	Guaranteed Annuitization Value or Death Benefit	Guaranteed Surrender Value	Effective Rate of Return
1	$2,000.00	$2,000.00	$1,854.00	-7.3000%
2	$1,000.00	$3,015.00	$2,836.62	-3.3115%
3	$1,000.00	$4,045.23	$3,848.72	-1.7034%
4	$1,000.00	$5,090.90	$4,891.18	-0.7843%
5	$1,000.00	$6,152.27	$5,964.92	-0.1759%
6	$1,000.00	$7,229.55	$7,070.86	0.2612%
7	$1,000.00	$8,322.99	$8,209.99	0.5922%
8	$1,000.00	$9,432.84	$9,383.29	0.8524%
9	$1,000.00	$10,591.79	$10,591.79	1.0626%
10	$1,000.00	$11,836.54	$11,836.54	1.2363%
11	$1,000.00	$13,118.64	$13,118.64	1.3822%
12	$1,000.00	$14,439.20	$14,439.20	1.5067%
13	$1,000.00	$15,799.37	$15,799.37	1.6141%
14	$1,000.00	$17,200.35	$17,200.35	1.7077%
15	$1,000.00	$18,643.36	$18,643.36	1.7901%
16	$1,000.00	$20,129.66	$20,129.66	1.8631%
17	$1,000.00	$21,660.55	$21,660.55	1.9283%
18	$1,000.00	$23,237.37	$23,237.37	1.9869%
19	$1,000.00	$24,861.49	$24,861.49	2.0398%
20	$1,000.00	$26,534.34	$26,534.34	2.0878%